Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for December 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for December 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In December 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 23.89% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 9.54%, and for regional and international routes decreased by 84.25% and 90.94%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 34.10%. Of which, passenger traffic for domestic, regional and international routes decreased by 4.02%, 93.34% and 94.66%, respectively as compared to the same period last year. The passenger load factor was 70.49%, representing a decrease of 10.92 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 10.10 percentage points, 38.63 percentage points and 33.45 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in December 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 0.46% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail)

decreased by 3.97% as compared to the same period last year. The cargo and mail load factor was 47.01%, representing a decrease of 1.71 percentage points as compared to the same period last year.

In December 2020, the Group has newly launched the following major routes: Shenzhen-Changchun-Changbai Mountain-Changchun-Shenzhen, Huhhot-Chifeng-Huhhot, Quanzhou-Maotai-Quanzhou (each seven flights a week).

In December 2020, the Group introduced twelve aircraft, including eleven A321NEO aircraft and one ARJ21 aircraft; terminated the lease of four aircraft, including one A320 aircraft and three EMB190 aircraft. As of the end of December 2020, the Group operated a fleet of 867 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	8	0	8
Airbus 330 Series	4	29	12	45
Airbus 320 Series	98	103	124	325
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	157	81	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	3	9
ARJ21 Series	1	5	0	6

Total	284	273	310	867

KEY OPERATING DATA OF DECEMBER 2020

Traffic	December 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,152.39	-4.27	-4.02	140,136.81	-28.22
Regional	12.68	11.81	-93.34	239.14	-92.66
International	408.98	4.34	-94.66	13,065.60	-84.88

Total	15,574.06	-4.05	-34.10	153,441.54	-46.15

RTK (in million)
Domestic	1,474.86	-4.21	-5.51	13,721.07	-27.39
Regional	2.29	10.17	-88.06	30.19	-90.35
International	564.39	-7.84	-52.71	7,052.36	-47.43

Total	2,041.54	-5.23	-26.39	20,803.63	-36.23

RTK - Cargo and Mail (in million)
Domestic	123.26	-1.95	-21.86	1,330.06	-22.48
Regional	1.16	9.42	-47.08	9.29	-64.54
International	528.03	-8.59	1.65	5,914.08	1.26

Total	652.45	-7.38	-3.97	7,253.43	-4.34

Passengers carried (in thousand)
Domestic	9,939.53	-6.15	-3.92	93,910.65	-27.04
Regional	12.05	13.34	-92.41	213.22	-91.40
International	70.88	-1.19	-96.02	2,731.46	-86.64

Total	10,022.46	-6.10	-18.42	96,855.33	-36.12

Cargo and mail carried (in thousand tonnes)
Domestic	76.78	-1.19	-20.10	817.51	-22.30
Regional	1.19	9.74	-39.30	9.12	-60.81
International	55.14	-7.65	-12.46	634.04	-7.87

Total	133.11	-3.89	-17.35	1,460.67	-17.18

Capacity	December 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,197.94	0.05	9.54	193,946.69	-17.55
Regional	44.80	9.36	-84.25	550.91	-87.39
International	851.10	8.92	-90.94	20,235.88	-80.63

Total	22,093.84	0.38	-23.89	214,733.49	-37.59

ATK (in million)
Domestic	2,460.30	-1.14	10.27	22,183.23	-17.24
Regional	5.85	9.16	-82.17	70.71	-86.04
International	910.11	-5.78	-47.78	11,638.78	-39.14

Total	3,376.26	-2.42	-15.74	33,892.73	-27.01

ATK - Cargo and Mail (in million)
Domestic	552.48	-5.03	12.87	4,728.03	-16.09
Regional	1.82	8.70	-74.84	21.13	-81.40
International	833.51	-6.94	-7.14	9,817.55	1.00

Total	1,387.81	-6.17	-0.46	14,566.71	-5.83

Load Factor	December 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	71.48	-3.22	-10.10	72.26	-10.75
Regional	28.30	0.62	-38.63	43.41	-31.20
International	48.05	-2.11	-33.45	64.57	-18.15

Total	70.49	-3.25	-10.92	71.46	-11.35

Cargo and Mail Load Factor
Domestic	22.31	0.70	-9.92	28.13	-2.32
Regional	63.97	0.42	33.56	43.94	20.90
International	63.35	-1.15	5.48	60.24	0.15

Total	47.01	-0.62	-1.71	49.79	0.77

Overall Load Factor (RTK/ATK)
Domestic	59.95	-1.92	-10.01	61.85	-8.65
Regional	39.08	0.36	-19.25	42.70	-19.03
International	62.01	-1.39	-6.47	60.59	-9.55

Total	60.47	-1.79	-8.75	61.38	-8.88

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 January 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.